Contact

www.linkedin.com/in/ryota-yamada
(LinkedIn)

Ryota Yamada

Innovative designer and business executive in the mobility device industry.

Los Angeles Metropolitan Area

Summary

Global executive leading a well-known brand in the wheelchair industry. Focused on creating stylish designs and managing our organizational resources so that we are maximally efficient in supporting the inclusion of wheelchair users. Skilled in 3D design, prototyping, and design for manufacturing with proven impact to thousands of people worldwide. Responsible for day to day operations, R&D, and growth strategies. A seasoned leader working with international non-profit organizations who are supporting children and adults with mobility disabilities in lower income countries.

Experience

COLOURS 'N MOTION, INC.
7 years 7 months

CEO
January 2018 - Present (7 years 4 months)

CEO addressing a $800 million dollar market in the USA. Experience with product strategy, commercialization and go to market strategies.
· Adept at building teams and launching products, including sales and marketing.
· Oversee the design and technology for next generation light-weight wheelchairs, including the production and testing of prototypes for proprietary designs.
· Revitalized production facilities and production management for a dramatic reduction in waste and costs with matching increases in customer satisfaction.
· Recruited distributors and refined the company sales strategy to achieve substantial increased profits.

Deputy CEO
October 2017 - January 2018 (4 months)

Manage company through transition period with focus on improving distributor relations, improving employee retention, and normalizing internal operations.

COLOURS 'N MOTION, INC.
Designer
January 2009 - January 2017 (8 years 1 month)

Develop stylish designs and adapt to a rapidly changing industry environment with changes in customer needs and the emergence of new product categories.

Nissin Japan
Design Engineer
January 2001 - January 2009 (8 years 1 month)

- Led the development of the NA 400 series wheelchair.
- Designed the processes and prepared the documentation in support of obtaining the ISO 9001 certification.
- Led transfer of technology for product line to new factory in China.
- Performed feasibility and quality studies on prototypes.
- Managed and trained a team of engineers on wheelchair design.

_____